                                                --------------------------------
                                                / OMB APPROVAL                 /
                                                --------------------------------
                                                / OMB Number:   3235-0145      /
                                                / Expires:  August 31, 1999    /
                                                / Estimated average burden     /
                                                / Hours per form ....... 14.90 /
                                                 -------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No.  )


                              Athanor Group, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                                 Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)


                                    046831
        _______________________________________________________________
                                (CUSIP Number)

 Richard A. & Carla H. Krause Tr, The Krause Family Trust, 637 Kimball Lane,
                          Redlands, California 92373
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                April 30, 1998
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 046831                                         PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Krause Family Trust         SS# ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                           256,983
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY              0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                           256,983
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                           0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
       %
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


Item 1.  Security and Issuer
-------  -------------------

         The class of securities to which this statement relates is the Common Stock, no par value (the "Common Stock") of Athanor Group, Inc., ("Athanor"), a California corporation, whose address is 921 East California Avenue, Ontario, California 91761.

Item 2   Identity and Background
------   -----------------------

         This statement is being filed by Richard A. and Carla H. Krause, Trustees, of The Krause Family Trust ("Krause"), whose business address is 637 Kimball Lane, Redlands, California 92373. Richard Krause is employed full time by Alger Manufacturing Co., Inc., a subsidiary of Athanor Group, Inc., as its President. Richard and Carla Krause are citizens of the United States.

         The Krause Family Trust has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

         The Krause Family Trust has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was, or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3   Source and Amount of Funds or Other Consideration
------   -------------------------------------------------

     The source of funds used to acquire the shares, which are the subject of this statement, are personal funds. The 1,531 shares of common stock of Athanor Group, Inc., were acquired in a private transaction at $2 per share or $3062.00.

Item 4.  Purpose of Transaction
-------  ----------------------

The purpose of this transaction of shares of the common stock to which this statement relates, is a desire by Carla and Richard Krause to transfer their Athanor Group, Inc. stock to The Krause Family Trust.

Item 5.  Interest in Securities of Issuer
-------  --------------------------------

Item 6.  Contracts, Arrangements, Understandings or Relationships with respect
-------  ---------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

Item 7.  Material to be Filed as Exhibits
-------  --------------------------------

                                   SIGNATURE



         After Reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Dated:    5/19/98                       /s/   Carla H. Krause
      --------------                    -------------------------------
                                              Carla H. Krause



Dated:    5/19/98                       /s/   Richard A. Krause
      --------------                    -------------------------------
                                              Richard A. Krause